DarkBlueSea
DIRECT NAVIGATION EXPERTS

06010435

13 January, 2006

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 2 3 2006
WASH. D.C.
185

US Securities and Exchange Commission
Attention: Filing Desk
100 F Street, N.E.
Washington DC. 20549
USA

SUPPL

Dear Sir/Madam,

ADDITIONAL SUBMISSIONS PURSUANT TO RULE 12g3-2(b) OF THE SECURITIES EXCHANGE ACT 1934

The following documents are furnished by Dark Blue Sea Ltd (SEC file number 82-34920), being an Australian Corporation listed on the Australian Stock Exchange (ASX) in order for it to continue to qualify for the exemption from registration requirements of Section 12(g)3-2(b) of the Securities Exchange Act of 1934.

The following documents enclosed were lodged with the ASX between 5 December 2005 and 13 December, 2005:

Doc. date	Headline
13/12/2005	Appointment of US based Investment Bank
05/12/2005	Investor Presentation
05/12/2005	Anticipated appointment of US Investment Bank

PROCESSED
JAN 2 5 2006
THOMSON
FINANCIAL

Please contact the writer should you require any further information in this regard.

Yours truly,

Justin Russom
Corporate Counsel
Dark Blue Sea Ltd

DarkBlueSea
NAVIGATING THE INTERNET

DARK BLUE SEA LIMITED
ACN 091 509 796

Company Announcement

Date: 13 December, 2005

APPOINTMENT OF US INVESTMENT BANK

Dark Blue Sea Ltd (ASX listing code: DBS) has now finalized the appointment of a boutique US investment bank to assist the company in exploring corporate development opportunities.

Background information on the appointment

Over the last few years, there has been considerable amount of merger and acquisition activity amongst participants in the online advertising industry. In the last twelve months, this M&A activity has spread into the specific sector of the online advertising industry in which Dark Blue Sea operates, being domain name portfolios and associated domain name services.

Two significant transactions involving large scale domain name portfolios were completed earlier this year. The announcement of these particular transactions and a growing understanding of the domain name portfolio/direct navigation industry have generated significant interest from a variety of public and private companies that operate in the online advertising industry as well as private equity firms.

There is renewed interest in the internet and there are currently significant pools of capital that are available to be immediately deployed.

Domain name portfolios are typically held by private individuals who are scattered all over the globe. The domain name portfolio industry is very fragmented industry with no one participant having more than a 10% market share. It is an industry where there are significant economies of scale.

The value of portfolios in private individual's hands, on the basis of the two significant transactions, is well in excess of US$1 billion. Like offline real estate, the competitive edge in domain name acquisition is rapidly becoming the cost of capital. In the industry in which the company operates, the cheapest and most readily accessible capital is in the US financial markets.

It is becoming increasingly clear that this industry is likely to be rolled up over the next few years. Dark Blue Sea Ltd owns one of the best large scale domain name portfolios in the world. It also has one of the major direct navigation intermediary businesses and one of the few technology and business platforms in the world specific to domain name services that is scalable.

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796

The company has a wide array of potential strategic options in a market environment which we expect to be extremely dynamic. In the context of this environment, the company decided that it was important to become more proactive in looking at corporate development opportunities to add value for shareholders. The appointment of an investment bank based in the United States will help facilitate this.

About Dark Blue Sea

Dark Blue Sea is an online advertising intermediary or "internet traffic" broker servicing a global customer base from its office in Brisbane. Dark Blue Sea has developed and successfully manages a number of world-class commercial Internet properties including:

- Roar and Pageseeker, pay-per-click advertising portals;
- Fabulous, an ICANN accredited domain name registrar and domain name management system;
- Dark Blue, an online advertising affiliate network; and
- Its Domain Name Portfolio.

Fabulous, Dark Blue and Roar / PageSeeker provide a fully integrated package for the generation, management and monetization of "internet traffic". "Internet traffic" is directly analogous to shopping centre floor traffic.

The ability to offer traffic sources and advertisers a platform consisting of an integrated domain name registrar, advertiser affiliate network and a pay-per-click advertising portal is a compelling value-added proposition that the Company believes is unique in the global marketplace.

Dark Blue Sea currently owns a portfolio of 500,000 internet domain names. This makes it the second largest domain name portfolio and the largest dot com portfolio in the world.

The vast majority of Dark Blue Sea's domain names are what are termed generic keyword domain names. These are domains such as www.bedroomfurniture.com that are constructed from generic keywords or phrases ("bedroom furniture" in this case). Users find Dark Blue Sea's domain names by typing simply typing domain names such as www.bedroomfurniture.com into the address bar of their browser (e.g. Internet Explorer).

Approximately 200,000 people (or "unique visitors") from around the world type in (or "directly navigate" to) one of Dark Blue Sea's domain names every day.

The "internet traffic" that is generated from Dark Blue Sea's portfolio of domain names can be sold to online advertisers. Advertisers can purchase the "internet traffic" from either Roar / PageSeeker or Dark Blue, the companies online advertising properties. Dark Blue Sea also has commercial relationships with many other leading online advertiser networks that effectively also buy the "internet traffic" from Dark Blue Sea's domain name portfolio.

Fabulous was developed to help the Company manage its own domain name portfolio and to provides services to other domain name portfolio owners. The Company combines the internet traffic from its own and other portfolios to try to negotiate the best possible advertising deals.

Fabulous also provides domain name registration services. Fabulous is currently the 15th largest domain name registrar in the world.

Domain names are the real estate of the internet – it is the first step for any business wanting to establish a presence on the Internet. Like offline real estate, domain names can be bought, sold, rented, leased, etc.

Domain names can trade at wildly inconsistent prices in the secondary market but, like offline real estate, prices are broadly underwritten by financial investors. Such investors (including domain name portfolio owners) are willing to purchase domain names by capitalising current or potential leasing revenue.

Businesses such as Fabulous help establish base line valuations of domain names by determining a base line leasing potential of any domain name. This is done by selling the direct navigation (or domain name type in) traffic to advertisers.

The Company believes it is well-positioned in a small but important niche of rapidly growing global US$12 billion per annum online advertising market.

Dark Blue Sea is listed on the Australian Stock Exchange (code: DBS) and has a Level 1 over-the-counter ADR program through the Bank of New York (code: DKBLY)

For further information, please contact:

Mr Richard Moore
Chief Executive Office
Dark Blue Sea Ltd
(07) 3007 0000

SEC MAIL PROCESSING SECTION RECEIVED JAN 23 2006 WASH, D.C. 185

DARK BLUE SEA LIMITED
ACN 091 509 796

Company Announcement

Date: 5 December, 2005

ANTICIPATED APPOINTMENT OF US INVESTMENT BANK

Dark Blue Sea Ltd (ASX listing code: DBS) is in the process of finalizing the appointment of a boutique US investment bank to assist the company in exploring corporate development opportunities.

The company recently requested proposals from a number of investment banks. After considering submissions and interviewing a short list of candidates, the company has been negotiating with one US investment bank and expects to sign an engagement agreement this week. Further details of the proposed appointment will be released at such time.

Background Information on the anticipated appointment

Over the last few years, there has been considerable amount of merger and acquisition activity amongst participants in the online advertising industry. In the last twelve months, this M&A activity has spread into the specific sector of the online advertising industry in which Dark Blue Sea operates, being domain name portfolios and associated domain name services.

Two significant transactions involving large scale domain name portfolios were completed earlier this year. The announcement of these particular transactions and a growing understanding of the domain name portfolio/direct navigation industry have generated significant interest from a variety of public and private companies that operate in the online advertising industry as well as private equity firms.

There is renewed interest in the internet and there are currently significant pools of capital that are available to be immediately deployed.

Domain name portfolios are typically held by private individuals who are scattered all over the globe. The domain name portfolio industry is very fragmented industry with no one participant having more than a 10% market share. It is an industry where there are significant economies of scale.

The value of portfolios in private individual's hands, on the basis of the two significant transactions, is well in excess of US$1 billion. Like offline real estate, the competitive edge in domain name acquisition is rapidly becoming the cost of capital. In the industry in which the company operates, the cheapest and most readily accessible capital is in the US financial markets.

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

It is becoming increasingly clear that this industry is likely to be rolled up over the next few years. Dark Blue Sea Ltd owns one of the best large scale domain name portfolios in the world. It also has one of the major direct navigation intermediary businesses and one of the few technology and business platforms in the world specific to domain name services that is scalable.

The company has a wide array of potential strategic options in a market environment which we expect to be extremely dynamic. In the context of this environment, the company decided that it was important to become more proactive in looking at corporate development opportunities to add value for shareholders. The appointment of an investment bank based in the United States will help facilitate this.

About Dark Blue Sea Ltd

Dark Blue Sea Ltd is an online advertising intermediary or "internet traffic" broker servicing a global customer base from its office in Brisbane. Dark Blue Sea has developed and successfully manages a number of world-class commercial Internet properties including:

- Roar and Pageseeker, pay-per-click advertising portals;
- Fabulous, an ICANN accredited domain name registrar and domain name management system;
- Dark Blue, an online advertising affiliate network; and
- Its Domain Name Portfolio.

Fabulous, Dark Blue and Roar / PageSeeker provide a fully integrated package for the generation, management and monetization of "internet traffic". "Internet traffic" is directly analogous to shopping centre floor traffic.

The ability to offer traffic sources and advertisers a platform consisting of an integrated domain name registrar, advertiser affiliate network and a pay-per-click advertising portal is a compelling value-added proposition that the Company believes is unique in the global marketplace.

Dark Blue Sea currently owns a portfolio of 500,000 internet domain names. This makes it the second largest domain name portfolio and the largest dot com portfolio in the world.

The vast majority of Dark Blue Sea's domain names are what are termed generic keyword domain names. These are domains such as www.bedroomfurniture.com that are constructed from generic keywords or phrases ("bedroom furniture" in this case). Users find Dark Blue Sea's domain names by typing simply typing domain names such as www.bedroomfurniture.com into the address bar of their browser (e.g. Internet Explorer).

Approximately 200,000 people (or "unique visitors") from around the world type in (or "directly navigate" to) one of Dark Blue Sea's domain names every day.

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796

DarkBlueSea
NAVIGATING THE INTERNET

The "internet traffic" that is generated from Dark Blue Sea's portfolio of domain names can be sold to online advertisers. Advertisers can purchase the "internet traffic" from either Roar / PageSeeker or Dark Blue, the companies online advertising properties. Dark Blue Sea also has commercial relationships with many other leading online advertiser networks that effectively also buy the "internet traffic" from Dark Blue Sea's domain name portfolio.

Fabulous was developed to help the Company manage its own domain name portfolio and to provides services to other domain name portfolio owners. The Company combines the internet traffic from its own and other portfolios to try to negotiate the best possible advertising deals.

Fabulous also provides domain name registration services. Fabulous is currently the 15th largest domain name registrar in the world.

Domain names are the real estate of the internet – it is the first step for any business wanting to establish a presence on the Internet. Like offline real estate, domain names can be bought, sold, rented, leased, etc.

Domain names can trade at wildly inconsistent prices in the secondary market but, like offline real estate, prices are broadly underwritten by financial investors. Such investors (including domain name portfolio owners) are willing to purchase domain names by capitalising current or potential leasing revenue.

Businesses such as Fabulous help establish base line valuations of domain names by determining a base line leasing potential of any domain name. This is done by selling the direct navigation (or domain name type in) traffic to advertisers.

The Company believes it is well-positioned in a small but important niche of rapidly growing global US$12 billion per annum online advertising market.

Dark Blue Sea is listed on the Australian Stock Exchange (code: DBS) and has a Level 1 over-the-counter ADR program through the Bank of New York (code: DKBLY)

For further information, please contact:

Mr Richard Moore
Chief Executive Office
Dark Blue Sea
(07) 3007 0000

DarkBlueSea
NAVIGATING THE INTERNET

DARK BLUE SEA LIMITED
ACN 091 509 796

Company Announcement

5 December, 2005

INVESTOR PRESENTATION

The Company wishes to advise that its Chief Executive Officer, Mr Richard Moore will present the following Investor Presentation to selected brokers and investors at several seminars over the coming week, commencing Monday 5 December, 2005.

For and on behalf of the Board

Mr Duncan Cornish

Company Secretary

Level 10, 243 Edward St, Brisbane Qld 4000, Australia
GPO Box 278, Brisbane QLD 4001, Australia
Phone: +61 (0)7 3007 0000 Fax: +61 (0)7 3007 0001
www.darkbluesea.com

ACN 091 509 796

DarkBlueSea
DIRECT NAVIGATION EXPERTS

Investor Presentation

December 2005

Confidentiality Notice and Disclaimer

THE INFORMATION CONTAINED IN THIS PRESENTATION DOES NOT CONSTITUTE A SOLICITATION OR OFFER TO PURCHASE SECURITIES IN DARK BLUE SEA LTD OR ITS SUBSIDIARIES ("THE COMPANY").

YOU SHOULD CONSULT WITH YOUR OWN INDEPENDENT TAX, BUSINESS AND FINANCIAL ADVISORS WITH RESPECT TO ANY CONTEMPLATED INVESTMENT IN THE COMPANY.

PAST FINANCIAL, OPERATING AND SHARE PRICE PERFORMANCE OF THE COMPANY CANNOT BE RELIED UPON AS A GUIDE TO FUTURE FINANCIAL, OPERATING AND SHARE PRICE PERFORMANCE.

ANY RELIANCE ON INFORMATION CONTAINED IN THIS PRESENTATION SHALL BE AT YOUR OWN RISK. THE COMPANY SHALL NOT BE LIABLE FOR ANY DIRECT, INDIRECT OR CONSEQUENTIAL LOSSES ARISING FROM THE USE OF THE INFORMATION.

Executive Summary

- Domain name portfolio (500,000 domain names) is a strategic asset
- Domain names are
  - The real estate of the internet
  - A source of very high quality traffic (direct navigation)
- A leading full service domain name / direct navigation intermediary business
- Direct leverage to the online advertising Industry which is growing strongly
- US market conditions are currently favourable
- Company is being proactive on corporate development

Company Overview

- Dark Blue Sea is an Internet Company specializing in Domain Names/Direct Navigation
- Domain Name Portfolio with 500,000 domain names
    - Mainly dot com domains
    - Second largest in the world
- Advertising intermediary (traffic broker) between traffic sources (mainly other domain name portfolio owners) and advertisers
- Main Business Units are
    - Fabulous – ICANN accredited domain name registrar and domain name management system
    - Roar / PageSeeker – Pay per click contextual advertising / search engine
    - Dark Blue – CPA affiliate network
- Revenue : $US 17m (2004/05) , growing at 100% p.a.
- Cash flow positive with approximately A$4 million cash

Domain Names are the Real Estate of the Internet

- To have a commercial presence in the offline world, you need
  - Some land; and
  - A building to accommodate customers, staff and stock, etc
- To have a commercial presence in the online world, you need
  - a domain name; and
  - a web site that is hosted on the domain
- Domain Names are the vacant land of the Internet
- Web sites are the buildings and other improvements on the vacant land
- Like offline real estate, domains can be bought, sold, leased, etc
- Like offline real estate, trades can occur at a wide range of prices due to different perceptions of value
- Domain Names currently cost US$6 per annum to maintain the registration (land taxes)
- Secondary market domain names values should continue to rise as ecommerce activity increases

Domain Name Characteristics (Real Estate)

- Like offline real estate, domain names are also about location, location, location
- The best locations have some or all of the following characteristics
  - A well established brand (e.g. CocaCola.com)
  - Short in length to minimise errors (typically up to 6 characters – e.g. eBay.com)
  - A combination of one, two or three generic/descriptive words – e.g. CheapTickets.com)
  - A relevant extension (.com for the US/Global, .com.au for Australia)
- The universe of the "good location" domain names is finite -> Scarcity -> price appreciation
- Secondary market for domain names have been rising
- Domain name prices should increase in line with eCommerce activity

Domain Names are also a source of High Quality Traffic

- Traffic is created as surfers "directly navigate" by typing in domain names to the address bar
- An example is typing in bedroomfurniture.com into the address bar. The surfer is looking for "bedroom furniture"
- Traffic is sold to online advertisers seeking visitors to their website
- Primary traffic
    - Very high quality "first look" traffic
    - Keyboard test
- There is a limited supply of high quality primary traffic on the Internet (search engines, direct navigation)
- Revenue from domain name traffic is broadly leveraged to the online advertising industry which is growing strongly
- The advertising revenue from the domain name industry is estimated to be US$400 to US$600 million per annum

A Fully Integrated Domain Name company

- Long history of managing domain name traffic – since inception in 1999
- Technology developed specifically to manage domain name traffic
- Fully integrated domain name registrar, domain name management and advertising networks
- An advertising intermediary with our own advertiser base to help understand advertiser requirements – Traffic quality control
- Very large databases of domain name related data
- Significant investment in domain related research & development
- Leverage our resources and market position to
  - Source and maintain good quality customers
  - Accumulate domain names for our own portfolio

Dark Blue Sea's Domain Name Portfolio

- 500,000 domain names
  - Mainly dot com
  - Mainly generic/descriptive domains
    - Suitable for sale (as real estate)
    - Able to generate generic intent direct navigation traffic
- Most are available for sale at FabulousDomains.com

Secondary Market Domains Business

- FabulousDomains.com
- Like a retail business but with a 1% to 3% stock turn to become profitable
  - E.g. sell 2% of the portfolio p.a. @ $500 average
  - $10 per domain per annum – registration expenses of $6 = $4 profit
- Dark Blue Sea's secondary market domains business is being rolled out
- New functionality and marketing rollout planned over the balance of 2005/06
- Based on proven domains for sale business models (e.g. BuyDomains.com)

Key Performance Indicators - Internal v External Traffic

	Qtr end 30.9.04	Qtr end 31.12.04	Qtr end 31.03.05	Qtr end 30.06.05	Qtr end 30.09.05
Traffic Revenue (US$'000)					
Internal – Profitable Domain Names	543	584	1,045	1,180	1,056
Internal – Unprofitable Domain Names	35	46	69	67	74
Total Internal	578	630	1,114	1,247	1,130
External	1,870	2,296	2,960	3,885	3,850
Total	**2,448**	**2,926**	**4,074**	**5,132**	**4,980**
Traffic Revenue Margin (%)					
Internal – Profitable Domain Names	89	89	90	90	89
Total Internal	61	39	53	49	47
External	29	28	32	26	30
Total	**37**	**30**	**38**	**39**	**34**
Number of Profitable Domains	**35,000**	**38,000**	**60,000**	**79,000**	**77,000**

Domain Name Accounting

- Registration of new domains costs $6 per annum payable in advance
- New domain registration costs are treated as a traffic acquisition cost (TAC)
- Recorded as an operating expense of 50 cents per month over the subsequent 12 months
- New domain name registrations are not recorded as an asset on the balance sheet
- Sales of new domains are treated as operating income, and the difference is recorded as profit
- Secondary market purchases of domain names are treated as an asset
- Secondary market purchases of domain names are amortised over 5 years
- Domain name sales of domains acquired in the secondary market are treated as capital gains

Financial Performance - Profit and Loss

A$'000	12 mths Jun-04	12 mths Jun-05	Percent Change
Revenue	11,138	22,298	+100%
Internal Domain TAC	824	2,307	
Other Cost of Revenue	5,156	11,731	
Gross Profit	5,158	8,260	
Overheads	3,514	4,934	
Exchange Rate Gain	54	-240	
EBITDA	1,698	3,086	+82%
Depreciation & Amortization	887	681	
EBIT	811	2,406	+197%
NPAT	834	2,260	+171%

*includes one off $234,000 of rental reduction

Financial Performance - Profit and Loss (6 monthly)

A$'000	6 mths Dec-03	6 mths Jun-04	6 mths Dec-04	6 mths Jun-05
Revenue	4,509	6,629	8,438	13,860
Internal Domain TAC	377	447	810	1,497
Other Cost of Revenue	2,012	3,144	4,689	7,042
Gross Profit	2,120	3,038	2,939	5,321
Overheads	1,794	1,720	2,217	2,717
Exchange Rate Gain	-108	162	-331	91
EBITDA	218	1,480	391	2,695
Depreciation & Amortization	454	433	322	359
EBIT	-236	1,047	69	2,337
NPAT	-231	1,065	89	2,171

Financial Performance - Balance Sheet

(A$'000)	June '05
Cash	3,505
Receivables	1,592
Other *	1,940
PPE	357
Intangibles	489
Total Assets	**7,886**
Payables	2,522
Provisions	502
Total Liabilities	**3,024**
Net Assets	**4,861**

*mainly domain name traffic acquisition cost (TAC)

Operational Strategy Overview

- Domain names are the real estate of the internet and are a source of very high quality primary traffic
- Domain names values, like offline real estate, should grow broadly in line with overall ecommerce activity
- Domain name represent the most effective and simplest ways of getting exposure to the expected strong long term growth in ecommerce
- Strategy is to reinvest all free cash flow into new domain names by way of
  - New domain name registrations
  - Secondary market purchases
  - Share buy back

Industry M&A Activity

- Online advertising industry bottomed out in 2002
- Since then, there has been significant M & A activity in the space
- M & A activity in domain name business (portfolio & services) has increased in the last 12 months
- Two significant domain name portfolio transactions were completed earlier this year
  - Marchex / Name Developments
  - Highland Capital & Summit / Buy Domains
- Renewed interest in internet investment
- Significant pools of capital available to be deployed

Domain Name Portfolios

- Typically held by private individuals (valued at US $1 Billion+)
- Only significant corporate domain name holders are Marchex, Buy Domains, Dark Blue Sea, Vendare Media, Oversee & some registrars
- A fragment industry with no participant having no more than 10% market share
- Significant economies of scale through consolidation
- Industry is likely to be rolled up over the next year or two
- Cost of capital will be a major factor in the rollup

Dark Blue Sea Corporate Strategy Overview

- Dark Blue Sea has one of the best large scale portfolios
- Dark Blue Sea has a major direct navigation intermediary business
- Dark Blue Sea is one of the few scaleable technology & business platforms specific to domain name services

=> Likely to be involved in the roll out of the industry

=> Proactive on corporate development

=> US based advisor

Share Capital Structure / Directors

- 85 million shares on issue
- 2.5 million employee options (exercisable at 50c in 2007)
- Dean Shannon is the major shareholder with approximately 45% of the equity
- Other directors interests own approximately 15% of the equity
- Directors
    - Vern Wills – Non-executive Chairman
    - Richard Moore – Managing Director and Chief Executive Officer
    - Joe Ganim – Non-executive Director

Contact Information

Dark Blue Sea

- Level 10, 243 Edward St, Brisbane
- (07) 3007 0000

Richard Moore

- Chief Executive Officer
- r.moore@au.darkbluesea.com

Company Timeline

- Founded in late 1999 by Dean Shannon – PageSeeker is the main business unit
- Private equity raised in early 2001
- Richard Moore becomes CEO in mid 2001
- Dark Blue business model developed during 2001
- Non-operational ICANN accredit domain name registrar acquired in early 2002 – renamed Fabulous.com
- Dan Warner joins Dark Blue Sea as COO in early 2002
- Fabulous.com become operational in mid 2002
- Dark Blue Sea starts building domain name portfolio in mid 2002
- Dark Blue Sea reverses into an ASX listed public company in late 2002
- Since 2003, progressive development on all aspects on the direct navigation industry as well as improving the domain name portfolio asset

Making Money from Domain Names is Simple

- Create a website which includes ads and host the website on the domain
- Surfer types in the domain and clicks on the ad = Revenue / revenue potential
- Keyword targeted ads are the most effective for conversion rates
  - Bedroomfurniture.com = "bedroom furniture" advertisements
  - CPC listings from Roar – paid on a per click basis
  - CPC listings from other PPC providers (Google, Yahoo/Overture, etc)
  - CPA advertisements from Dark Blue – paid on a commission basis
  - Other CPA advertisements (Commission Junction, eBay, Amazon, etc)
- Domain Name Parking Services help manage domain name portfolios
  - Yahoo / Overture, Google deal with bigger domain name owners
  - Fabulous, Domain Sponsor, Sedo deal with the middle market/resell Overture and Google

PPC Search Engine Advertising Market / Money Flows

- Advertisers / Ad agencies pay the PPC search engine in advance
- The advertisers bid on relevant keywords (a florist might bid on "flowers", "florist", "roses", etc) on a price per click basis in an ongoing real time auction
- PPC search engines send their results via "XML feeds" to the traffic sources e.g.
    - Overture sends PPC results to Yahoo (internal) and MSN (external)
    - Google Adwords sends PPC results to Google (internal) and AOL (external)
    - Roar sends PPC results to domain names managed in Fabulous
- When a surfer clicks on the PPC supplied link, the relevant advertiser account is debited by their bid amount
- The external traffic sources receives a % revenue share from the PPC engine
- The PPC engine pays the traffic source typically 7 to 45 days after month end
- There is a very active PPC to PPC market which settles up each month

Example PPC advertising Implementation


overture
You searched for flowers.
Get listed in these results and reach 80% of active Internet users on sites like MSN, Yahoo!, InfoSpace and AltaVista.
Proflowers - Send Flowers for $29.99
Flower and Gift Site - Official FTD.COM
Arranged Flowers - Prices Start at $29
FTD and Teleflora Florist Delivery
Flowers from $24.99 at 1-800-FLOWERS.COM
Buy High End Flowers Online
Mystic Blooms - Fragrant Flowers
American Floral LLP
Advertisers' Max Bids
1. Proflowers - Send Flowers for $29.99 (Advertiser's Max Bid: $2.46)
2. Flower and Gift Site - Official FTD.COM (Advertiser's Max Bid: $1.60)
3. Arranged Flowers - Prices Start at $29 (Advertiser's Max Bid: $1.59)
4. FTD and Teleflora Florist Delivery (Advertiser's Max Bid: $1.59)
5. Flowers from $24.99 at 1-800-FLOWERS.COM (Advertiser's Max Bid: $1.50)
6. Buy High End Flowers Online (Advertiser's Max Bid: $1.11)
7. Mystic Blooms - Fragrant Flowers (Advertiser's Max Bid: $1.10)
8. American Floral LLP (Advertiser's Max Bid: $1.00)
YAHOO! search
SPONSOR RESULTS
TOP 20 WEB RESULTS
msn Search
Results 1-15 of about 8154020 containing "flowers"

Example Domain name Implementation



SELECT A COUNTRY: US
overture
bedroom furniture
View Advertisers' Max Bids
Shopping > Home & Garden > Home Furnishings > Bedroom Furniture
Other Categories: Computing, Education & Career, Entertainment, Finance, Health, Homelife, Reference, Shopping, Travel
You searched for bedroom furniture.
Search Tips
Get listed in these results and reach 80% of active Internet users on sites like MSN, Yahoo!, InfoSpace and AltaVista.
1 Redesign Your Bedroom on a Budget
Attractive bedroom pieces in a variety of styles and finishes to blend with any décor. Choose from headboards, night stands, dressers, mirrors, wardrobes and chests.
www.sauder.com (sponsored listing)
2 Bedroom Furniture
Contemporary, traditional, solid wood bedroom and dining room furniture for the discerning buyer. Children's furniture, sleigh beds, platform beds, bed walls, dressers, armoires and more.
www.bedroomfurnitureusa.com (sponsored listing)
3 Ready To Ship - Bedroom Furniture
Large inventory of contemporary bedroom furniture. Ready to ship. Call toll free. Compare our low prices. Financing with no interest. Reliable home delivery.
4 Custom Made Patina Bedroom Furniture
Durable modern bedroom furniture with the graceful lines and rich texture of 18th century Venetian painted furniture. Beds, nightstands, chests, secretaries, armoires, etagere and more.
5 Eddie Bauer - Furniture Bedroom
Offers a large collection of great room furniture. Purchase sofas, couches, mirrors, accent tables and more.
www.eddiebauer.com
6 Bedroom Furniture: Only Iron
www.designerbeds.com
overture
Advertisers' Max Bids
1. Redesign Your Bedroom on a Budget
(Advertiser's Max Bid: $0.56)
2. Bedroom Furniture
(Advertiser's Max Bid: $0.56)
3. Ready To Ship - Bedroom Furniture
(Advertiser's Max Bid: $0.54)
4. Custom Made Patina Bedroom Furniture
(Advertiser's Max Bid: $0.53)
5. Eddie Bauer - Furniture Bedroom
(Advertiser's Max Bid: $0.52)
6. Bedroom Furniture: Only Iron Beds Here
(Advertiser's Max Bid: $0.51)



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At this web site we offer assistance with bedroom furniture. In addition to information related to bedroom furniture, you can find the best sites concerning furniture, furniture and dining room furniture. This makes bedroomfurniture.com the most complete guide concerning bedroom furniture on the web.
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The Internets best BEDROOM FURNITURE web sites
1 Redesign Your Bedroom on a Budget
Attractive bedroom pieces in a variety of styles and finishes to blend with any décor. Choose from headboards, night stands, dressers, mirrors, wardrobes and chests.
2 Bedroom Furniture
Contemporary, traditional, solid wood bedroom and dining room furniture for the discerning buyer. Children's furniture, sleigh beds, platform beds, bed walls, dressers, armoires and more.
3 Ready To Ship - Bedroom Furniture
Large inventory of contemporary bedroom furniture. Ready to ship. Call toll free. Compare our low prices. Financing with no interest. Reliable home delivery.
4 Custom Made Patina Bedroom Furniture
Durable modern bedroom furniture with the graceful lines and rich texture of 18th century Venetian painted furniture. Beds, nightstands, chests, secretaries, armoires, etagere and more.
5 Eddie Bauer - Furniture Bedroom
Offers a large collection of great room furniture. Purchase sofas, couches, mirrors, accent tables and more. Furnish your home in style with Eddie Bauer.
6 Bedroom Furniture: Only Iron Beds Here
Claudio Rayes-La Colezione Romantica - designed in Italy. It is costly because of the craftmanship. The beds are shaped by heating and hammering solid iron. No part is hollow tubing.

Valuation Considerations - Overview

- Two components to the Company
  - Domain Name Portfolio
    - "Internal" Revenue
    - Revenue / Profitable Domains
    - Secondary Market Domain Sales
  - Business
    - "External" Revenue
    - Existing Operational businesses including trained staff and business procedures
    - Intellectual Property / Code Base
    - Comprehensive Databases
- Full service / Fully integrated domain name company

Valuation Considerations - Domain Name Portfolio

- Revenue Component
  - Marchex acquisition of Name Developments (8.6x Revenue)
  - Highland Capital / Summit acquisition of BuyDomains
  - Current market is approximately 10x to 12x annual revenue
- Secondary Market Domain Sales component
  - Dark Blue Sea's non-profitable domains – approximately 420,000
  - Available for sale via FabulousDomains.com
  - Developing business – value depends on stock turn and average sale price
  - Using DCF can be translated into a value per domain

Valuation Considerations - Business Component

- Intermediary business – current customer base and deals
- Intellectual property plus databases
- Comparable companies are
    - Miva, Looksmart, Interchange, Marchex, ValueClick, Infospace
- Recent M&A transactions
    - Search123, Enhance, Marchex IPO, Commission Junction, Performics, Applied Semantics, GoClick, Interchange IPO, Linkshare, Web Client